November 8, 2005

John M. Kelly
President and Director
Man Investments (USA) Corp.
123 North Wacker Drive, 28th Floor
Chicago, IL 60606

Re: Man-AHL 130, LLC
      Amendment No. 2 to Registration Statement on Form S-1
      Filed on October 21, 2005
      File No. 333-126172

Dear Mr. Kelly:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your response to our prior comment number 1; however we continue to believe that use of the term "Fund" to refer to Man-AHL is a vague and abstract term. Please revise your disclosure to refer to the pool by its name or a shortened version of its name.

2.   We refer to your response to comment 3. Please advise us as to how you intend to comply with the updating requirements as they relate to the Man Glenwood entities. In this regard we refer not only to required updating with respect to current financial statements, but also to the periodic updating requirements pursuant to the Exchange Act which may differ from similar updating requirements that Man Glenwood may have pursuant to the Investment Company

Act of 1940. In this regard, please be aware that the pool is not eligible to forward incorporate by reference on Form S-1.

3.   We have reviewed your response to our prior comment number 5 and we will review your sales material once received.

Prospectus Cover Page

4.   Please limit your cover page disclosure to 1 page. Refer to Item 501(b) of Regulation S-K.

5.   We have reviewed your response to our prior comment number 8; we continue to believe that highlighting the selling agent at the bottom of your cover page is inappropriate given the standard practice of identifying underwriters only for firm commitment deals. Please revise to remove the name of your selling agent from the cover page.

Summary, page 2

Transaction Costs, page 6

6.   We have reviewed your response to our prior comment number 39. Consistent with your response, please expand your disclosure to indicate the basis for your estimates of 1% for your commission rate and 1% for the Man-Glenwood Subfunds' annual transaction cost.

Risk Factors, page 10

7.   We have reviewed your revised disclosure in response to our prior comment number 41; however, we continue to believe that many of the risk factor headings merely state facts but fail to indicate the risk presented. Examples include:

-       "The Fund Trades in Unregulated Markets," on page 13.

-       "Market Conditions will Dominate AHL's Results" on page 15.

Please review each of your risk factors headings and expand your disclosure to clearly identify, in the heading, the specific risk indicated.

Use of Proceeds, page 16

The AHL Diversified Program, page 16

8.   We have read your response to our prior comment number 60 but we are unable
        to locate disclosure regarding whether there any limits on the amount of leverage
        that may be used. If there are no such limits, please disclose this fact.

Management's Discussion and Analysis of the Fund's Prospective Operations, page 20

Liquidity, page 21

9.   We have reviewed your response to our prior comment number 67. Please
        expand your discussion to explain why you do not anticipate a need for additional
        sources of liquidity, as described in your response to us.

AHL Diversified Program, page 27

10.   We refer to the composite performance charts found on pages 27 and 31 that show
        performance data for the AHL Diversified Program as implemented by Man-AHL
        (USA) Limited and as implemented by the wholly owned commodity trading
        advisor subsidiaries of Man Group plc that implement the AHL Diversified
        Program on behalf of their clients. In order for investors to fully understand the
        distinction between these charts, please expand your disclosure to indicate the
        different fee structures that account for the differences in rate of return during
        2005, the period of time covered by both charts.

AHL Diversified Program, page 31

11.   Please revise to include the largest peak-to-valley drawdown for the pool during
        the time period presented.

Part Two, Statement of Additional Information

AHL Diversified Program Charts

12.   We refer to the chart on page 74. In light of the fact that the pool is intended to
        have a non-correlation to stocks and bonds, please advise us as to what you would
        hope investors would take from your statement that, "events that trigger negative
        performance for stocks have in certain cases provided significant profit making
        opportunities for the AHL Diversified Program." Please add disclosure indicating
        that the non-correlative feature of the pool makes it equally likely that AHL's
        performance will be negative during periods where stocks decline.

13.   We have reviewed your response to our prior comment number 86. Please disclose the index you are using to provide the "risk-free" rate for purposes of determining the Sharpe ratio.

Appendix

14.   Please advise us as to how you determined what portions of the Man Glenwood prospectus to attach as an appendix to this registration statement and advise us as to whether the Commodity Futures Trading Commission or National Futures Association approved your request to provide disclosure in this manner. We note your statement that you have included only information that pertains directly to Man Glenwood and do not constitute general matters, such as tax consequences, already disclosed in the Man-AHL 130 registration statement. It appears, however, that you have not included all the risk factors included in the Man Glenwood prospectus, only the risks related to conflicts of interest. In addition, please remove the pricing portions from the cover page since these terms relate solely to the offering made by Man Glenwood.

15.   In connection with the above comment, please advise us as to why you believe that the presentation of information related to Man Glenwood is consistent with the requirements of Rule 421 of the Securities Act of 1933, specifically Rule 421(b) that requires that the information be presented "in a clear, concise and understandable fashion." In this respect we note that there is disclosure regarding Man Glenwood within certain sections of the prospectus, including "Conflicts of Interest."

16.   We refer to your identification of the personnel of the Advisor that have primary responsibility for management of Man Glenwood Lexington, including the selection of Hedge Fund Managers and the allocation of Man Glenwood's Lexington's assets to the Hedge Fund Managers. Please advise us as to why you have only identified Messrs. Rowsell, Freed and Jawor. We note that in the Man Glenwood prospectus you also identify Messrs. Kim and Tucker under the same heading.

Financial Statements and Notes

17.   We have reviewed your revised disclosures in response to comment 96 and the additional financial statements included in your filing. Please advise us how you have complied with the financial statement requirements of paragraphs 8-14 of AICPA Practice Bulletin 14 for each of the statements presented or revise accordingly.

18.   Please tell us your basis for providing unaudited financial information for the period April 14, 2005 through May 20, 2005 in your Statement of Operations and Statement of Changes in Net Assets.

MAN Investments (USA) Corp., September 30, 2005

General

19.   Please advise us why you deleted the audited balance sheet for MAN Investments (USA) Corp.

Note 2 – Summary of Significant Accounting Policies

Investments, pages 61 – 62

20.   We have read your response to comment 102.   We note that upon commencement of trading, MAN Investments (USA) Corp will account for their investment in MAN-AHL 130 LLC using the equity method.   Tell us the basis in GAAP for your determination.

Part II, Information Not Required in Prospectus

Legal Opinion

21.   Please provide us with a revised legal opinion that sets forth the fact that the registration statement only registers two classes of units, not four.

22.   We have reviewed your response to our prior comment number 105. The assumption contained in number (v) of paragraph 3 on page 2 is broader than the narrow concern expressed in your response to us. If counsel wishes to include an assumption that the members will be properly recorded in the LLC's books and records, then it should do so more narrowly than the current assumption. Please provide us with a revised draft opinion.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely Lucky, Accounting Branch Chief at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-551-3412 or the undersigned at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: David R. Sawyier, Esq. (*via facsimile*)
        James B. Biery, Esq. (*via facsimile*)
        Sidley Austin Brown & Wood LLP